SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Borqs Technologies, Inc.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G1466B 103

(CUSIP Number)

Tower A, Building B23,

Universal Business Park

No. 10 Jiuxiangqiao Road

Chaoyang District, Beijing, 100015 China
(86) 10-5975-6336

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1466B 103

1	Names of Reporting Person. Zhengqi International Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,038,686
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 5,038,686
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,038,686[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.2%[2]
14	Type of Reporting Person CO

1 Includes: (i) 248,836 ordinary shares underlying 497,671 warrants, each warrant exercisable to purchase one half of one ordinary share at $12.00 per full share; (ii) 2,278,776 Ordinary Shares that the Reporting Person is entitled to vote while held in escrow; and (iii) 80,000 Ordinary Shares that were sold to David Boris, subject to forfeiture, which shares have not been transferred as of the date of this filing.

2 Based on 5,038,686 beneficially owned Ordinary Shares, divided by 31,053,471 Ordinary Shares, composed of: (i) 30,804,635 Ordinary Shares issued and outstanding as of August 18, 2017, as reported by the Issuer in its current report on Form 8-K filed with the SEC on August 24, 2017; (ii) and 248,836 Ordinary Shares underlying warrants held by the Reporting Person.

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SCHEDULE 13D

This Schedule 13D/A is being filed, pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, as an amendment (“Amendment No. 1”) to the statement on Schedule 13D (the “Schedule 13D”) filed on November 2, 2015 with the Securities and Exchange Commission (“SEC”) on behalf of Zhengqi International Holding Limited, a British Virgin Islands company (“ZIHL” or the “Reporting Person”), with respect to the ordinary shares of Borqs Technologies, Inc. (formerly known as Pacific Special Acquisition Corp.) (the “Issuer”), to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

The Reporting Persons are filing this Amendment No. 1 to report: (i) the beneficial ownership of 248,836 Ordinary Shares underlying warrants held by ZIHL that became exercisable on August 18, 2017 upon the closing of the Issuer’s initial business combination; (ii) the beneficial ownership of 49,767 Ordinary Shares underlying rights held by ZIHL were converted on August 18, 2017 upon the closing of the Issuer’s initial business combination; (iii) the acquisition of 966,136 Ordinary Shares in a private placement financing conducted by the Issuer in connection with its initial business combination; and (iv) the acquisition of 2,278,776 Ordinary Shares, which shares are currently being held in escrow and subject to forfeiture in the event that the Issuer meets certain earn-out conditions during the period of July 1, 2017 to June 30, 2018.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is amended and restated in its entirety as follows:

Securities acquired: ordinary shares, no par value (“Ordinary Shares”)

Issuer:	Borqs Technologies, Inc.
Tower A, Building B23,
Universal Business Park
No. 10 Jiuxiangqiao Road
Chaoyang District, Beijing, 100015 China

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

(a) This statement is filed by ZIHL, which is the holder of record of approximately 16.2% of the Issuer’s outstanding Ordinary Shares based on 5,038,686 beneficially owned Ordinary Shares, divided by 31,053,471 Ordinary Shares, composed of: (i) 30,804,635 Ordinary Shares issued and outstanding as of August 18, 2017, as reported by the Issuer in its current report on Form 8-K filed with the SEC on August 24, 2017; (ii) and 248,836 Ordinary Shares underlying warrants and held by ZIHL.

All disclosures herein with respect to the Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of the Reporting Person is 855 Pudong South Road, The World Plaza, 27th Floor, Pudong, Shanghai, China 200120.

(c) Not applicable

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(d) Not applicable.

(e) The Reporting Person has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) ZIHL is a British Virgin Islands company.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is supplemented and amended to add the following:

On October 20, 2015, the Reporting Person acquired 497,671 units in a private placement that closed simultaneously with the closing of the Issuer’s initial public offering and related over-allotment option. Each unit was comprised of one Ordinary Share, one warrant, and one right to purchase 1/10 of an Ordinary Share following the closing of the Issuer’s initial business combination. Each warrant entitles the holder to purchase one half of one Ordinary Share at a price of $12.00 per full share. Upon the closing of the Issuer’s Business Combination with Borqs International Holding Corp. on August 18, 2017 (the “Business Combination”), 497,671 units held by ZIHL automatically separated into their component Ordinary Shares, warrants to purchase one-half of one Ordinary Share, and rights to receive 1/10 of an Ordinary Share. As a result, immediately following the Business Combination, (i) all 497,671 warrants held by ZIHL became exercisable to purchase an aggregate of 248,836 Ordinary shares, and (ii) all 497,671 rights converted into 49,767 Ordinary Shares.

On May 11, 2017, the Issuer and ZIHL entered into a Backstop and Subscription Agreement, pursuant to which ZIHL agreed to purchase up to $24.0 million of Ordinary Shares (the “Backstop Commitment”) through (i) open market or privately negotiated transactions with third parties, (ii) a private placement at a price of $10.40 per share with consummation to occur concurrently with that of the business combination with Borqs International Holding Corp. (the “Business Combination”) or (iii) a combination thereof, in order to ensure that there is at least $24.0 million in the trust account together with proceeds from any private placement to be conducted by the Issuer prior to the closing of the Business Combination. On August 16, 2017, $750,000 of ZIHL’s obligations to purchase shares in the private placement from the Issuer under the Backstop and Subscription Agreement were assigned to EarlyBirdCapital.  On August 18, 2017, in connection with the Business Combination, the Issuer sold 966,136 Ordinary Shares to ZIHL at $10.40 per share.

Additionally, as consideration for the Backstop Commitment, in connection with the Business Combination, ZIHL became entitled to receive 2,278,776 Ordinary Shares, which shares are currently being held in escrow and subject to forfeiture in the event that the Issuer meets certain earn-out conditions during the period of July 1, 2017 to June 30, 2018.

The summary of such Backstop and Subscription Agreement and assignment thereto is contained herein is qualified in its entirety by reference to the full text of such agreements, the forms of which were filed by the Issuer as Exhibits 10.6 and 10.12 to the Form 8-K filed by the Issuer with the SEC on August 18, 2017 (and are incorporated by reference herein as Exhibits 99.1 and 99.2).

Pursuant to a registration rights agreement dated October 14, 2015, ZIHL and its permitted transferees are entitled to demand that the Issuer register its founder shares, units and underlying securities. The holders of the majority of the founder shares are entitled to demand that the Issuer register these shares at any time commencing three months prior to August 18, 2018. The holders of the units (or underlying securities) are entitled to demand that the Issuer register these securities at any time after August18, 2017. In addition, the holders have certain “piggy-back” registration rights on registration statements filed after August 18, 2017. At the closing of the Business Combination, the Issuer, ZIHL, EarlyBirdCapital and certain other investors thereto amended and restated the registration rights agreement dated as of October 14, 2015 to include similar registration rights for the shares acquired by ZIHL and EarlyBirdCapital in connection with the Backstop and Subscription Agreement. The summary of such amended and restated registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.13 to the Form 8-K filed by the Issuer with the SEC on August 18, 2017 (and is incorporated by reference herein as Exhibit 99.3).

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Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is supplemented and amended to add the information provided in Item 3 above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons are based on: (1) 5,038,686 Ordinary Shares held by ZIHL, divided by 31,053,471 Ordinary Shares, composed of: (i) 30,804,635 Ordinary Shares issued and outstanding as of August 18, 2017, as reported by the Issuer in its current report on Form 8-K filed with the SEC on August 24, 2017; (ii) and 248,836 Ordinary Shares underlying warrants held by the Reporting Person, and are as follows:

a)		Amount beneficially owned: 5,038,686	Percentage: 16.2%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	5,038,686
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	5,038,686
	iv.	Shared power to dispose or to direct the disposition of:	0

The above amounts include 80,000 Ordinary Shares that ZIHL sold to David Boris on December 23, 2016 at a purchase price of $0.017 per share, provided that a portion of such shares were subject to forfeiture, were to be transferred following the consummation of the Business Combination, but which shares have not been transferred as of the date of this filing.

(c) Other than as described herein, the Reporting Person has not effected any transactions in Ordinary Shares during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented and amended to add the information provided in Item 3 above.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Backstop and Subscription Agreement, dated May 11, 2017, by and between the Issuer and ZIHL (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 18, 2017).

Exhibit 99.2	Partial Assignment and Amendment of Backstop and Subscription Agreement, dated August 18, 2017, by and among ZIHL, EarlyBirdCapital, the Issuer and Borqs International Holding Corp (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 18, 2017).

Exhibit 99.3	Amended and Restated Registration Rights Agreement, dated August 18, 2017, by and among the Issuer and certain shareholders including ZIHL (incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 18, 2017).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2017
Zhengqi International Holding Limited

	By:	/s/ Zhouhong Peng
	Name:	Zhouhong Peng
	Title:	President

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